

Kaplan & Frank, PLC
Attorneys at Law
www.kaplanfrank.com

T. Rhys James | Direct Dial: 804.525.1780 | Fax; 804.525.1880 | rjames@kaplanfrank.com

October 18, 2011

VIA FEDEX OVERNIGHT

David Link, Esquire
Jay Williamson, Esquire
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re: ActivCare at Bressi Ranch, LLC
Amendment No. 3 to Offering Statement on Form 1-A
Filed October 18, 2011
File No. 24-10299

Dear Mr. Link and Mr. Williamson,

This letter is submitted on behalf of our client, ActivCare at Bressi Ranch, LLC, a California limited liability company (the "Company"), in response to comments from the staff of the Division of Corporation Finance (the "Staff") of the United States Securities and Exchange Commission (the "Commission") dated October 12, 2011 (the "Comment Letter") with respect to the Company's Amendment No. 2 to Offering Statement on Form 1-A, filed with the Commission on September 26, 2011 ("Amendment No. 2"). Enclosed herewith for filing, please find seven copies of Amendment No. 3 to the Offering Statement ("Amendment No. 3"), which includes changes to reflect responses to the Staff's comments to Amendment No. 2. For the Staff's ease of review, we have also provided seven additional copies of Amendment No. 3, each marked to show changes against Amendment No. 2.

For convenience of reference, each Staff comment contained in the Comment Letter is reprinted below in italics, numbered to correspond with paragraph numbers assigned in the Comment Letter, and is followed by the corresponding response of the Company. All page references in the responses are to pages of Amendment No. 3.

 7 East 2nd Street, Richmond, VA 23224 | P.O. Box 2470, Richmond, VA 23218
Telephone: 804.423.7921 | Facsimile: 804.230.0024

<u>Who May Invest</u>

1. *We note your response to comment 4. Please revise to indicate that the Income Property Group intends to exercise its discretion concerning transfers to ensure that the company remains within one of the IRS "safe harbors" from being treated as being a publically traded partnership.*

<u>Response:</u>

In response to the Staff's comment, please see the Company's revised disclosure on pg. 3 of Amendment No. 3.

<u>Description of Our Business, page 29</u>

2. *We have considered your responses to the comments related to the projected operating budget, projected cash flow and projected internal rates of return. It appears that you have not provided a reasonable basis for including the noted projections. The noted projections do not appear to be consistent with Item 10(b)(1) of Regulation S-K. As such, it appears to us that your projections noted on pages 34 through 36 should be removed from the offering statement.*

<u>Response:</u>

In response to the Staff's comment, the Company has removed its projections of its operating budget at stabilization, cash flow and internal rates of return from Amendment No. 3.

<u>Management, page 57</u>

3. *We note your response to prior comment 14 from our letter dated September 20, 2011. In the context of your existing disclosure, the reference to "valuations provided to [y]our manager" is unclear. Please revise to further clarify this statement. In addition, please advise us how you consider Section 11 of the Securities Act in the context of this statement.*

<u>Response:</u>

As discussed with the Staff, the Company has revised its disclosure on pg. 48 to indicated that the statements regarding exculpation of our manager, including the statement referenced above by the Staff, are in respect of protecting the manager in the exercise of its business judgment. Please also see the Company's revised disclosure on pg. 48 indicating that the exculpation provisions described on such page would not apply to liability under the Securities Act.

<u>Obligations to Other Entities, page 68</u>

4. *Please revise to update the disclosure concerning the Health Care Group.*

Response:

    In response to the Staff's comment, please see the Company's revised disclosure on pg. 57 of Amendment No. 3.

Material Federal Income Tax Consequences, page 74

5.   *We note your statement in your offering circular that "THE TAXATION OF MEMBERS OF A LIMITED LIABILITY COMPANY IS HIGHLY COMPLEX...EACH PROSPECTIVE INVESTOR MUST CONSULT ITS OWN TAX ADVISER CONCERNING HIS OR HER OWN FEDERAL INCOME TAX SITUATION AND THE TAX CONSEQUENCES OF AN INVSTMENT IN US." (Emphasis added) Your disclaimer implies that investors are not entitled to rely on the tax opinion. Investors are entitled to rely upon the tax opinion. Please revise your statement accordingly.*

Response:

In response to the Staff's comment, please see the revised disclaimer located on pg. 66 of Amendment No. 3

Exhibit C

6.   *We note the statement in the first paragraph of your draft tax opinion that "you have asked for our opinion regarding certain U.S. federal income tax matters." (Emphasis added) Your statement implies that counsel may be omitting a material tax consequence. Please revise your statement accordingly*

Response:

    In response to the Staff's comment the Company's counsel has removed the word "certain" as referred to in the Staff's comment. Please see the revised draft tax opinion of the Company's counsel, enclosed herewith as Exhibit A.

7.   *We note the statement in the second to last paragraph of your draft tax opinion that the opinion may not be "relied upon for any purpose by and other person..." Investors are entitled to rely on the opinion being expressed. Please remove or modify this statement.*

Response

    In response to the Staff's comment, the Company's counsel has removed the phrase "relied upon for any purpose by any other person..." from its draft tax opinion. Please see the revised draft tax opinion of the Company's counsel, enclosed herewith as Exhibit A.

    The Company respectfully believes that the proposed modifications to the Registration Statement, and the supplemental information contained herein and herewith, are responsive to the Staff's comments. If you have any questions or would like further information regarding the

Company's responses to your Comment Letter, please do not hesitate to contact me at 804-525-1780.

Sincerely,



T. Rhys James

Enclosures

CC: W. Major Chance

EXHIBIT A

_____, 2011

ActivCare at Bressi Ranch, LLC
c/o Income Property Group
c/o Health Care Group
9619 Chesapeake Drive, Suite 103
San Diego, California 92123


ActivCare at Bressi Ranch, LLC
Federal Income Tax Matters

Ladies and Gentlemen:

We have acted as special tax counsel to ActivCare at Bressi Ranch, LLC, a California limited liability company (the "Company"), in connection with the preparation of an Offering Statement on Form 1-A (the "Offering Statement"), including an offering circular and all documents incorporated by reference therein (the "Offering Circular"), filed with the Securities and Exchange Commission (the "SEC") on July 13, 2011, as amended on August 19, 2011, as further amended on September 26, 2011, and as further amended on October 18, 2011 with respect to the offer and sale of up to 5,000 Class A Units representing membership interests in the Company. You have asked for our opinion regarding U.S. federal income tax matters.

In giving this opinion letter, we have examined the following:

1. the Company's Operating Agreement, dated as of June 30, 2011;

2. the Offering Statement, including the Offering Circular;

3. the Officer's Certificate (as defined below); and

4. such other documents as we have deemed necessary or appropriate for purposes of this opinion.

In connection with the opinions rendered below, we have assumed, with your consent, that:

1. each of the documents referred to above has genuine signatures, has been duly authorized, executed, and delivered; is authentic, if an original, or is accurate, if a copy; and has not been amended;

2. during its taxable year ending December 31, 2011, and future taxable years, the Company will operate in a manner that will make the factual representations contained in a certificate, dated the date hereof and executed by a duly appointed officer of the Company (the "Officer's Certificate"), true for such years;

3. the Company will not make any amendments to its organizational documents after the date of this opinion that would affect the opinions expressed below; and

4. no action will be taken by the Company after the date hereof that would have the effect of altering the facts upon which the opinions set forth below are based.

In connection with the opinions rendered below, we also have relied upon the correctness of the factual representations contained in the Officer's Certificate. No facts have come to our attention that would cause us to question the accuracy of the factual representations in the Officer's Certificate in a material way. Furthermore, where such factual representations involve terms defined in the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury regulations thereunder (the "Regulations"), published rulings of the Internal Revenue Service (the "Service"), or other relevant authority, we have explained to the individual making such representations the relevant provisions of the Code, the applicable Regulations, the published rulings of the Service, and other relevant authority.

Based solely on the documents and assumptions set forth above, the representations set forth in the Officer's Certificate, and the factual matters discussed in the Offering Circular under the caption "Material Federal Income Tax Considerations" (which is incorporated herein by reference), we are of the opinion that:

{00058236.1 }
5

(i)   the Company is treated as a partnership for federal income tax purposes; and

(ii)   the descriptions of the law and the legal conclusions contained in the Offering Circular under the caption "Summary of the Offering Circular – Taxation," "Risk Factors – Tax Risks," and "Material Federal Income Tax Consequences" are correct in all material respects.

We will not review on a continuing basis the Company's compliance with the documents or assumptions set forth above, or the representations set forth in the Officer's Certificate. Although we have made such inquiries and performed such investigations as we have deemed necessary to fulfill our professional responsibilities as counsel, we have not undertaken an independent investigation of all of the facts referred to in this letter or the Officer's Certificate.

The foregoing opinions are based on current provisions of the Code and the Regulations, published administrative interpretations of any of the foregoing, and published court decisions. The Service has not issued Regulations or administrative interpretations with respect to various provisions of the Code relating to partnership taxation. No assurance can be given that the law will not change in a way that could cause the Company to be taxable as a corporation for U.S. federal income tax purposes.

The foregoing opinions are limited to the U.S. federal income tax matters addressed herein, and no other opinions are rendered with respect to other U.S. federal tax matters or to any issues arising under the tax laws of any other country, or any state or locality. We undertake no obligation to update the opinions expressed herein after the date of this letter. This opinion letter is issued to you, and it speaks only as of the date hereof. Except as described in the paragraph below, this opinion letter may not be distributed, quoted in whole or in part or otherwise reproduced in any document, or filed with any governmental agency without our express written consent.

We hereby consent to the filing of this opinion as an exhibit to the Offering Statement. We also consent to the references to Kaplan & Frank, PLC under the caption "Material Federal Income Tax Consequences" in the Offering Circular. In giving this consent, we do not admit that we are in the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder by the SEC.

Very truly yours,